SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 8

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 18, 2003 (FN1)
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 10 Pages

FN1: This Amendment No. 8 is filed for the sole purpose of correcting a typographical error to the date appearing on the first page of Amendment No. 7, which should have reflected November 18, 2003 as the Date of Event which Requires Filing of this Statement. There are no other changes as between this Amendment No. 8 and Amendment No. 7.

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                         { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                           { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14. TYPE OF REPORTING PERSON

         IN

                                                                   Page 7 of 10
 Item 4.  Purpose of the Transaction

     Item 4 is hereby amended by the addition of the following three paragraphs before the last two paragraphs previously included in this Statement under such
Item:

     On November 18, 2003, Chelsey LLC and the Issuer entered into the Recapitalization Agreement (the "Recapitalization Agreement") contemplated by the Memorandum of Understanding described above. A copy of the Recapitalization Agreement is filed as Exhibit S hereto, by incorporation by reference to the Issuer's Current Report on Form 8-K filed on November 19, 2003, and is incorporated herein by this reference. The obligations of the parties to proceed with the transactions contemplated by the Recapitalization Agreement are subject to a number of conditions, including the receipt of the consents of Congress Financial Corporation and the American Stock Exchange.

     On November 18, 2003, pursuant to the Recapitalization Agreement, three of the Issuer's directors resigned, the number of directors was fixed at eight and Messrs. Stuart Feldman and William B. Wachtel, nominees of Chelsey LLC, were elected to the Board of Directors of the Issuer. Each was also granted a non-qualified stock option to purchase 50,000 shares of the Common Stock pursuant to the Issuer's stock option plan for directors. The exercise price for these options has not been determined as yet because pursuant to the plan the exercise price is the average of the closing prices during the ten-day period prior to the grant and the ten-day period following the grant. The options become exercisable to one-third of the shares subject thereto on each of the first, second and third anniversaries of the date of grant. In addition the Committees of the Board of Directors were reconstructed and the Issuer's Board also adopted a new charter for its Transactions Committee. A copy of the new charter was filed as Exhibit B to the Recapitalization Agreement (as filed hereto as Exhibit S by incorporation by reference) and is incorporated herein by this reference.

     Exhibit A to the Recapitalization Agreement (as filed hereto as Exhibit S by incorporation by reference) is the Certificate of Designations (substantially in the form incorporated herein), Powers, Preferences and Rights of Series C Participating Preferred Stock, which is incorporated herein by this reference. As previously reported, shares of this new security and additional shares of the Common Stock will be issued at the closing pursuant to the Recapitalization Agreement in exchange for Chelsey LLC's shares of the Series B Preferred Stock.

     Item 5. Interest in Securities of the Issuer.

     (c) Reference is made to Item 4 to this Statement for information as to options granted on November 18, 2003 to Messrs. Stuart Feldman and William B. Wachtel upon their becoming directors of the Issuer. There were no other transactions related to the Common Stock that were effected by the Reporting Persons during the past 60 days.

     Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by the addition of the following paragraph before the last paragraph previously included in this Statement under such Item:

     Reference is made to Item 4 for information relating to the Recapitalization Agreement, a copy of which is filed (by incorporation by reference) as Exhibit S hereto and is incorporated herein by their reference.

Item 7.  Material to be Filed as Exhibits

      Exhibit A         Purchase and Sale Agreement dated as of May 19, 2003
                        between Richemont Finance S.A. and Chelsey Direct, LLC.
                        (previously filed)

      Exhibit B         Letter, dated July 7, 2003, from Mr. Thomas C. Shull
                        to Messieurs Johann Rupert and Stuart Feldman.
                        (previously filed)

      Exhibit C         Letter, dated July 11, 2003, from Chelsey Direct, LLC
                        to Mr. Thomas C. Shull. (previously filed)

      Exhibit D         Recapitalization of Hanover Direct, Inc. Summary of
                        Terms. (previously filed)

      Exhibit E         Hanover Direct, Inc. Summary of Key Points Made by
                        Chelsey Direct, LLC.  August 7, 2003.(previously filed)

      Exhibit F         Letter, dated August 8, 2003, from Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC. (previously filed)

      Exhibit G         Letter, dated August 11, 2003, from Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of
                        Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

      Exhibit H         Letter, dated August 14, 2003, from Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. to Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on
                        August 18, 2003)

      Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

      Exhibit J         Letter Agreement dated May 19, 2003 by and between
                        Richemont Finance S.A. and Chelsey Direct, LLC.
                        (previously filed)

      Exhibit K         Escrow Agreement dated as of July 2, 2003 by and among
                        Richemont Finance S.A., Chelsey Direct LLC and JP
                        Morgan Chase Bank, as Escrow Agent. (previously filed)

      Exhibit L         Letter, dated September 4, 2003, from Sarah Hewitt,
                        Esq. of Brown, Raysman, Millstein, Felder & Steiner
                        LLP, counsel to Hanover Direct, Inc., to Martin
                        Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC. (previously filed)

      Exhibit M         Letter, dated September 8, 2003, from Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown,
                        Raysman, Millstein, Felder & Steiner LLP, counsel to
                        Hanover Direct, Inc. (previously filed)

      Exhibit N         Letter, dated September 2, 2003, from Sarah Hewitt,
                        Esq. of Brown, Raysman, Millstein, Felder & Steiner
                        LLP, counsel to Hanover Direct, Inc., to Messrs. Stuart
                        Feldman and William B. Wachtel of Chelsey Direct, LLC and Mr. Eloy Michotte of Richemont Finance S.A.
                        (previously filed)

      Exhibit O         Letter, dated September 15, 2003, from Chelsey Direct,
                        LLC to Hanover Direct, Inc. (previously filed)

      Exhibit P         Certificate of the Designations, Powers, Preferences
                        and Rights of Series B Participating Preferred Stock of
                        Hanover Direct, Inc. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on December
                        20, 2001)

      Exhibit Q         Consent, dated September 16, 2003, of Sole Stockholder
                        (previously filed)

      Exhibit R         Memorandum of Understanding dated November 10, 2003 by
                        and among Hanover Direct, Inc., Chelsey Direct, LLC and
                        Regan Partners, L.P. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on November
                        10, 2003.)

      Exhibit S         Recapitalization Agreement dated as of November 18,
                        2003 by and between Hanover Direct, Inc. and Chelsey
                        Direct, LLC (Incorporated by reference to the Issuer's
                        Current Repot on Form 8-K filed on November 19, 2003).


                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 8 to the Statement on Schedule 13D is true, complete and correct.

Date: November 21, 2003
                                          Chelsey Capital Profit Sharing Plan

                                          By: William B. Wachtel
                                              William B. Wachtel, its
                                              Trustee



                                          Chelsey Direct, LLC

                                          By: William B. Wachtel
                                              William B. Wachtel, its
                                              Manager



                                              William B. Wachtel
                                              William B. Wachtel



                                          DSJ International Resources Ltd.

                                          By: Stuart Feldman
                                              Stuart Feldman, its
                                              President



                                              Stuart Feldman
                                              Stuart Feldman